Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

2 December 2004

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 13/2004 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 13/2004
Humlebæk, 8 December 2004

The German health insurance funds have confirmed national reimbursement prices effective 1 January 2005 for ostomy products

- The German healthcare reform now includes new reimbursement prices for ostomy products
- The announcement of possible changes for continence care products has been postponed
- As a consequence, Coloplast has adjusted expectations for the financial year 2004/05 to: An increase in sales of 8-9% and an operating profit of 15-16%
- Coloplast's long-term expectations for 2008 remain unchanged

A new set of reduced national reimbursement prices for ostomy products were announced today and will take effect from 1 January 2005. Prices are reduced by an average of approx. 13% comparing with current prices. For the continence care field, the announcement of possible changes has been postponed.

Ostomy care
Coloplast is selling ostomy products in the German market through its subsidiary Coloplast GmbH. This company sells to wholesalers and retailers, i.e. home care companies, bandagists, pharmacies, etc. Part of the sales is made through the home care company HSC, whose network of nurses deliver products to ostomists in their home and at the same time provide preventive care, advice and service to the users. This advisory service does not qualify for public reimbursement.

It will be necessary for Coloplast to review activities in the German market with a view to adjusting to the changing market conditions. At this stage it is not possible to predict all the consequences that may result from these new reimbursement prices in the German market. One possible outcome may be a further consolidation of the market. Coloplast will monitor developments on an on-going basis and consider the possibilities for further market share gains.

Continence care
With respect to continence care, the German health insurance funds have postponed the announcement of possible changes.

The sales channels and the general set up between Coloplast GmbH and HSC in the field of continence care are almost the same as for the ostomy business. Sales of continence care products are, however, significantly

Coloplast

lower than ostomy product sales and therefore the amount of continence care products sold through HSC is also lower.

Financial consequenses
Overall, the changes which were announced today are in line with what Coloplast anticipated when releasing its results for the financial year 2003/04 on 17 November. This means that for the financial year 2004/05 Coloplast now expects an increase in sales of 8-9%.

As mentioned, Coloplast will initiate a number of actions to improve earnings. It is difficult at this stage to predict the outcome of these actions. The expectations for a profit margin of 15-16% for 2004/05 therefore remain unchanged.

The changes in the German market are only expected to have a limited effect on our possibilities for achieving the long-term objectives. Our objectives of achieving a revenue of DKK 9bn and a profit margin of 18% in 2008 are therefore unchanged.

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611 or Director Corp. Communications & Investor Relations Jens Steen Larsen, phone +45 4911 1920